[News Release BASF The Chemical Company]

January 24, 2006 P 098/06-e Michael Grabicki
Phone Cell: Fax	+49 621 60-99938 +49.172.749.18.91 +49 621 60-92693
Michael.grabicki@basf.com
US media contact: Timothy Andree
Phone: Cell Fax	973 245-6078 973 519-5195 973 245-6715
andreet@basf.com
Analysts/Investors contact: Magdalena Moll
Phone: Fax:	+49 621 60-48002 +49 621 60-22500
magdalena.moll@basf.com
BASF Aktiengesellschaft 67056 Ludwigshafen, Germany
Phone:	+49 621 60-0
http://www.basf.com
Corporate Media Relations
Phone: Fax:	+49 621 60-20710 +49 621 60-92693
presse.kontakt@basf.com

BASF Reaffirms Plan To Acquire Engelhard

        Ludwigshafen, Germany, January 24, 2006—BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN) welcomes Engelhard Corporation's (NYSE: EC) Board of Directors' decision to consider the sale of the company in an expeditious manner as the best way to increase value for Engelhard's stockholders. BASF continues to believe its all-cash offer of $37 per share is fair and compelling and that Engelhard's rejection of this offer deprives its stockholders of an opportunity to realize a significant and timely return. To effect a transaction, BASF is considering its full range of available options, including those outlined in the offer materials.

        "We are committed to our goal of acquiring Engelhard," said Dr. Jürgen Hambrecht, Chairman of the Board of Directors of BASF Aktiengesellschaft. "It remains our strong preference to work with Engelhard's Board toward a negotiated transaction, which would benefit Engelhard's stockholders, employees and customers. However, in their response to our tender offer, Engelhard did not provide any information that would prompt us to improve the terms of our current offer."

        BASF is still prepared to raise its offer by as much as $1 per share should Engelhard provide additional information that justifies this increase in value.

        BASF's all-cash offer of $37 per share represents a 23% premium above the December 20, 2005 closing price of Engelhard stock of $30.05, a 30% premium over Engelhard's 90-day average share price (VWAP) on December 20, 2005 of $28.42 and a 23% premium above the December 30, 2005 closing price of Engelhard's stock of $30.15. The proposed transaction has a total equity value of approximately $4.9 billion.

        BASF's tender offer to Engelhard stockholders is scheduled to expire at 12:00 midnight, New York City time, on February 6, 2006, unless extended.

        Lehman Brothers is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to BASF on the proposed transaction.

        BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than €37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

        This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was filed with the U.S. Securities and Exchange Commission ("SEC") on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

        This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

        Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.